

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 5, 2010

Kishore Seendripu, Ph.D.
President and Chief Executive Officer
MaxLinear, Inc.
2051 Palomar Airport Road, Suite 100
Carlsbad, CA 92011

> **Re: MaxLinear, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 14, 2009**
> **File No. 333-162947**

Dear Mr. Seendripu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 3; however, we note you have not revised your document to explain the bases for your determination of market leadership. Therefore, we reissue the second and third sentences. Further, we note that the research report prepared by Techno System Research Co. Ltd. provided as support for your leadership position is limited to the Mobile TV semiconductor market, rather than the larger "broadband communications" market as described in the summary. Please revise your disclosure to define more

specifically the market in which you are a leader or provide us with support for your position in the "broadband communications" market.

Results of Operations, page 41

2.   We note your responses to prior comments 14 and 15. Please revise your disclosure of the changes in revenues for the nine month period ended September 30, 2009, and throughout the discussion of your results of operations, as appropriate, to quantify separately each of the components to which you attribute the changes in your revenues or other line items. For instance, we note your disclosure on page 43 that the increase in revenues in the nine months ended September 30, 2009 compared to 2008 was offset by a decrease in shipments and revenue from your mobile digital terrestrial RF receiver products for the Japanese handset market. Further, we note that "a substantial portion" of the increase was attributable to shipments of digital-to-analog converter set top boxes for European end markets, and "to a lesser extent" to an increase in shipments to the automotive digital and PCTV markets in Japan. To the extent practicable, please revise to quantify the amount of the change attributable to each reason for the increase, as well as the amount of any offset.

Cash Incentive Compensation, page 84

3.   We note your response to prior comment 23. Now that the fiscal year ending December 31, 2009 is complete, please revise to disclose the 2009 revenue target or expand your analysis to explain specifically why disclosure on an historical basis would also cause competitive harm such that the information may be appropriately omitted in reliance on Instruction 4 to Item 402(b) of Regulation S-K.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

4.   Please refer to our prior comment 28. Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption of your balance sheets as of December 31, 2008 and September 30, 2009. If impairments of the deferred costs and price discounts are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A to include similar disclosure accompanied by a discussion of the impact in each reported period. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Julie Sherman at (202) 551-3640 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Douglas H. Collom, Esq.
                 Robert F. Kornegay, Esq.
                 Wilson Sonsini Goodrich & Rosati, P.C.